The Law Offices of

Dennis Angel

1075 Central Park Avenue, Suite 306
Scarsdale, New York 10583

Telephone: (914) 472-0820
Email: requests@dangelesq.com
Website: www.dangelesq.com

Of Counsel:
Robert Angel
Washington, D.C.
_____
Rebecca A. Moodie

July 21, 2022

<u>Via E-mail</u>

Gerald Olson
Good W orks Films LLC 4547 Morro D rive
Los A ngeles,CA 91364

Request: **TITLE REPORT AND OPINION**
Re: **OUTLAWS**

D ear Gerald:

You have advised us thatGood W orks Films LLC wishes to use the above title
for a motion picture.

The follow ing compilations,indices and records have been checked for possible
uses of the above title:

o   W orks registered for U nited States copyright from 1946 to date,including
     motion pictures,television,books,periodicals and contributions,screenplays,teleplays,
     scripts,plays,music,artw ork and other w orks.

o   The U nited States Patent and Trademark Office records for allclasses of marks,
     currently registered or pending.

o   Professional and Industry subscription sources,indices and collections compiled in
     our ow n library as w ell as The Library of Congress for the following:motion
     pictures,television,video,digital/new media,plays,radio,literature,music,etc.

o   Various Internet search engines for w ebsite references and domain name
     registrations.

The search discloses:

MOTION PICTURES

1.**The OUTLAWS** :English title for the 2021 N orw egian motion picture "D e Fredløse" from LevelK,produced by H enrik Martin D ahlsbakken and A smund Kjos Fjell,directed by H enrik Martin D ahlsbakken,starring Å sund H øeg,Filip Berg,et al, screened at BFI London Film Festival.

2.**OUTLAWS** :2017 A ustralian motion picture from See Pictures,produced by Jamie H ilton and MichaelPontin,directed by Stephen McCallum,screenplay by Matt N oble with story by Richard Bradley,starring Ryan Corr,A bbey Lee,et al.,released theatrically by A 24,released on D VD by Lionsgate,available for streaming over A mazon.

3.**The OUTLAWS** :2017 South Korean motion picture directed by Kang Yoon-sung,starring Ma D ong-seok,Yoon Gye-sang,et al.,released in the U.S.by Megabox, screened at Fantasia Film Festival,available for streaming over A mazon.

4.**OUTLAWS** :2015 motion picture short from LEGS Media,produced by Paul-Edouard Laurens,A my Lazaras,and Viet-A n N guyen,w ritten and directed by Jeremy Gasper,starring H ugo A lbores,D avid Beckham,Cathy Moriarty,et al.

There are other motion pictures as w ell as shorts w ith the title **(The) OUTLAWS**.

DIGITAL/NEW MEDIA

1.**The OUT-LAWS** :motion picture from N etflix and H appy Madison Productions, produced by Adam D evine and Adam Sandler,directed by Tyler Spindel,screenplay by Ben Zazove and Evan Turner,starring A dam D evine,Pierce Brosnan,Ellen Barkin,et al., to be streamed over N etflix (according to Studio System,last updated A pril 9,2022).

2.**The OUTLAWS** :2021-current series from A mazon Studios,Big Talk Productions,and Four Eyes Entertainment,directed by Stephen Merchant,Alicia MacD onald,and John Butler,created by Stephen Merchant and Elgin James,starring Clare Perkins,Christopher Walken,et al.,broadcast over BBC One in the U K,available for streaming on A mazon.

3.**The OUTLAWS** :comedy motion picture in development from Paramount+, w ith director A na Luiza A zevedo,to be streamed over Paramount+ (according to Studio System,last updated May 29,2021).

TELEVISION

1.**The OUT-LAWS** :U K broadcast title for the 2012 Belgian series "Clan" from Caviar Films,directed by N athalie Basteyns and Kat Beels,created by Malin-Sarah Gozin,starring Barbara Sarafian,Kristine Van Pillicom,et al.,broadcast over More4 in the U K.

2.**OUTLAWS** :2004 British television series from World Productions,w ritten by Tony Basgallop,Steve Coobes,Jimmy Gardner,etal.,directed by John A lexander, H arry Bradbeer,and Richard Laxton,starring PhilD aniels,Ray Emmet Brow n,Georgia Mackenzie,et al.,broadcast over BBC.

3.**OUTLAWS** :1998 documentary specialfrom Kurtis Productions and Tow ers Productions,hosted by BillKurtis,broadcast over PBS as a presentation of "A merican Justice."

4.**OUTLAWS** :1986–1987 television series from U niversalTelevision Entertainment,with executive producer N icholas Corea,directed by Peter Werner, w ritten by Nicholas Corea,starring Robert Taylor,William Lucking,Richard Roundtree,et al.,broadcast over CBS.

5.**The OUTLAWS** :1984 television comedy motion picture from Limekiln and Templar Productions and U niversalTelevision Entertainment,produced by Les Sheldon,directed by James Frawley,written by Robert A .Wolterstorff and PaulM. Belous,starring Chris Lemmon,Charles Rocket,Joan Sw eeny,et al.,broadcast over A BC.

6.**The OUTLAWS** :1960 television series from MGM Television Entertainment, w ith executive producer Frank Telford,starring Barton MacLane,D on Collier,Slim Pickens,et al.,broadcast over N BC,episodes released on D VD by A lpha H ome Entertainment.

VIDEO

1.**The OUTLAWS** :compilation D VD featuring classic motion picture w esterns, released by 20th Century Fox in 2006.

2.**OUTLAWS** :compilation D VD featuring classic motion picture w esterns, released by Brentw ood H ome Video (BCIEclipse LLC)in 2003.

There are adult videos w ith the title **OUTLAWS**.

VIDEO GAMES

1.**OUTLAWS** :1997 video game from LucasArts EntertainmentCompany for Microsoft Window s,w ritten by Stephen R.Shaw and Matthew Jacobs,featuring the voices of Jack A ngel,D orothy Blass,Stu Levin,et al.

2.**OUTLAWS** :1985 video game from Ultimate Play the Game for Commodore 64.

LITERATURE

1.**OUTLAWS** :book by Jen Calonita,published by Sourcebooks Jabberw ocky in 2019.

2.**OUTLAWS** :book by Robyn Mitchell,published by CRLE Pub.in 2016.

3.**The OUTLAWS: Tales of Bad Guys Who Shaped the Wild West**:book by Robert Barr Smith,published by Tw oD ot in 2013.

4.**OUTLAWS: One Man's Rise Through the Savage World of Renegade Bikers**… :book by Tony Thompson,published by Penguin Group in 2013.

5.**The OUTLAWS** :book by W.E.B.Griffin and William E.Butterw orth IV, published by G.P.Putnam's Sons in 2010.

6.**OUTLAWS** :book by A nn Weil,published by Raintree in 2008.

There is other literature w ith the title **(THE) OUTLAWS**.

MUSIC

1.**OUTLAWS** :song by Green D ay from their album "Revolution Radio," released by Reprise Records in 2016.

2.**The OUTLAWS** :song/album by Ruby Red & The Moonshine Brothers, released by Orchard in 2016.

3.**OUTLAWS** :song/album by Luke D oucet,released by Six Shooter in 2004.

4.**The OUTLAWS** :song by Marty Robbins included on his compilation album "U nder Western Skies," released by Bear Family in 1995.

There is other music w ith the title **(The) OUTLAWS** including bands w ith this name.

COPYRIGHTED WORKS

A search of the U nited States Copyright Office records under the title **(The) OUTLAWS** discloses registrations for severalof the above-mentioned w orks as w ell as unpublished dramatic w orks,television episodes,published and unpublished text and music,and other w orks.

TRADEMARKS

A search of the U nited States Patent and Trademark Office records discloses the enclosed sample trademarks under the title **OUTLAWS** including for professional football games broadcast over television and radio.

INTERNET

A limited search of various Internet search engines discloses domain name registrations as w ellas website references to **OUTLAWS** for several of the above-mentioned w orks,user-generated content,etc. Enclosed are sample pages from our search.

Of interest is the follow ing:

"The Outlaw ":1943 motion picture directed by H ow ard H ughes,starring Jane Russell,Jack Buetel,et al.,available for streaming on A mazon.

Other titles of interest include "Outlaw " (2018,2016,2007 motion pictures,2010 television series),"Street Outlaw s" (2013-2021 D iscovery Channel series),"N atural Born Outlaw s" (2015-2016 A merican H eroes Channelseries),"A ppalachian Outlaw s" (2014-2015 H istory Channelseries),"Cow boys & Outlaw s" (2009 H istory Channelseries), "The Baytow n Outlaw s" (2014 motion picture),"A merican Outlaw s" (2001 motion picture), etc.

OPINION

You w illnote that our search of the above categories discloses many uses of the title **(The) OUTLAWS** including for motion pictures,television,literature,music,etc. In view of the various uses and the descriptive nature of the title,in my opinion it w ould also be safe for Good W orks Film LLC to use the title **OUTLAWS** for a motion picture.

Sincerely,



D ennis A ngel

D A :ks



United States Patent and Trademark Office

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Word Mark	OUTLAWS
Goods and Services	IC 021. US 002 013 023 029 030 033 040 050. G & S: Beverageware; insulating sleeve holders for beverage cans and bottles; plates, bowls, and servingware for serving food and drinks; lunch boxes; ceramic figurines; bottle openers
	IC 025. US 022 039. G & S: Clothing, namely, tops, bottoms, jerseys, swimsuits, jackets, scarves, gloves, pajamas, underwear, socks, footwear, headwear, aprons
	IC 028. US 022 023 038 050. G & S: Footballs; football towels; toy model football fields; electronic action toys; mechanical action toys; toy action figures; plastic character toys; dolls; bobblehead dolls; miniature toy helmets; children's dress up accessories; board games; stuffed, plush, and soft sculpture toys; puzzles; dog toys; hand-held consoles for playing video games; video game machines; Christmas tree decorations and ornaments; trading cards for games
	IC 041. US 100 101 107. G & S: Entertainment services, namely, professional football games and exhibition games; providing ongoing television and radio programs in the field of football; providing sports and entertainment information via a global computer network; fan clubs; betting services; gambling services; entertainment services provided during intervals at sporting events, namely, interviews and live musical performances
Mark Drawing Code	(3) DESIGN PLUS WORDS, LETTERS, AND/OR NUMBERS
Design Search Code	02.01.10 - Men, Spaniards or Mexicans, including men wearing sombreros ; Mexican men ; Sombreros, men wearing ; Spaniards (men) 02.01.31 - Men, stylized, including men depicted in caricature form 04.09.01 - Face Masks (costume) ; Masks, Halloween (costume) ; Masks, theatrical masks
Serial Number	97138199
Filing Date	November 22, 2021
Current Basis	1B
Original Filing Basis	1B
Owner	(APPLICANT) USFL ENTERPRISES, LLC LIMITED LIABILITY COMPANY DELAWARE 10201 WEST PICO BOULEVARD LOS ANGELES CALIFORNIA 90035
Assignment Recorded	ASSIGNMENT RECORDED
Attorney of Record	Lynn Jordan
Description of Mark	Color is not claimed as a feature of the mark. The mark consists of a design of a man wearing a hat and mask above the word OUTLAWS.
Type of Mark	TRADEMARK. SERVICE MARK
Register	PRINCIPAL

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OUTLAWS

Word Mark	OUTLAWS
Goods and Services	IC 025. US 022 039. G & S: Beanies; Footwear; Gloves; Hats; Pants; Scarves; Shorts; Socks; Sweaters; Sweatshirts; T-shirts; Underwear; Athletic apparel, namely, shirts, pants, jackets, footwear, hats and caps, athletic uniforms; Baseball caps and hats; Head wear; Hooded sweatshirts; Jackets; Jerseys; Knitted caps; Long-sleeved shirts; Polo shirts; Shirts and short-sleeved shirts; Sleeping garments; Sports caps and hats; Ties as clothing; Warm up suits; Wristbands as clothing

IC 041. US 100 101 107. G & S: Betting services; Coaching in the field of football; Educational services, namely, conducting programs in the field of football; Electronic games services provided by means of the internet; Electronic publishing services, namely, publication of text and graphic works of others on the internet featuring football; Entertainment services in the nature of fantasy football leagues; Entertainment services in the nature of professional athletes competing in football; Entertainment services, namely, arranging and conducting of competitions in the field of football; Entertainment services, namely, providing ongoing television programs in the field of football via a global computer network; Entertainment services, namely, providing ongoing webisodes featuring football via a global computer network; Entertainment services, namely, providing online video games; Entertainment services, namely, providing radio programs in the field of football via a global computer network; Entertainment services, namely, providing temporary use of non-downloadable video games; Entertainment services, namely, providing a website for on-line gambling; Entertainment services, namely, an ongoing series featuring football provided through internet; Entertainment in the nature of football games; Gambling services; Organisation of games; Organization of electronic game competitions; Organizing and conducting athletic competitions and games in the field of football; Production of radio and television programmes; Providing entertainment information about video game tournaments and competitions via a website; Providing sports information via a website; Providing a website featuring information relating to the sport of football; Virtual reality game services provided on-line from a computer network; Wagering services |
Standard Characters Claimed	
Mark Drawing Code	(4) STANDARD CHARACTER MARK
Serial Number	90751086
Filing Date	June 2, 2021
Current Basis	1B
Original Filing Basis	1B
Owner	(APPLICANT) The Spring League LLC LIMITED LIABILITY COMPANY DELAWARE 3524 Silverside Rd., Suite 35B Wilmington DELAWARE 19810
Attorney of Record	Eric Lamb
Type of Mark	TRADEMARK. SERVICE MARK
Register	PRINCIPAL

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OUTLAWS

Word Mark	OUTLAWS
Goods and Services	IC 025. US 022 039. G & S: T-shirts. FIRST USE: 19540101. FIRST USE IN COMMERCE: 19540101
Standard Characters Claimed	
Mark Drawing Code	(4) STANDARD CHARACTER MARK
Serial Number	85049157
Filing Date	May 27, 2010
Current Basis	1A
Original Filing Basis	1A
Published for Opposition	May 17, 2011
Change In Registration	CHANGE IN REGISTRATION HAS OCCURRED
Registration Number	4004811
Registration Date	August 2, 2011
Owner	(REGISTRANT) The Outlaws Motorcycle Club, Inc. CORPORATION DELAWARE 9 Hunt St. Brockton MASSACHUSETTS 02302
Attorney of Record	Jonathan W. Brown
Prior Registrations	2896928
Type of Mark	TRADEMARK
Register	PRINCIPAL
Affidavit Text	SECT 15. SECT 8 (6-YR). SECTION 8(10-YR) 20211201.
Renewal	1ST RENEWAL 20211201
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OUTLAWS

Word Mark	OUTLAWS
Goods and Services	IC 009. US 021 023 026 036 038. G & S: Sound recordings in the country rock music genre. FIRST USE: 19751231. FIRST USE IN COMMERCE: 19751231
Standard Characters Claimed	
Mark Drawing Code	(4) STANDARD CHARACTER MARK
Serial Number	85127159
Filing Date	September 10, 2010
Current Basis	1A
Original Filing Basis	1B
Published for Opposition	August 27, 2013
Registration Number	4543738
Registration Date	June 3, 2014
Owner	(REGISTRANT) The Last Outlaws, Inc. CORPORATION TENNESSEE Suite 503 49 Music Square West Nashville TENNESSEE 37203
Attorney of Record	Anton J. Hopen
Type of Mark	TRADEMARK
Register	PRINCIPAL
Affidavit Text	SECT 15. SECT 8 (6-YR).
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OUTLAWS

Word Mark	OUTLAWS
Goods and Services	IC 041. US 100 101 107. G & S: Entertainment, namely, live musical performances in the country rock genre. FIRST USE: 20080200. FIRST USE IN COMMERCE: 20080200
Standard Characters Claimed	
Mark Drawing Code	(4) STANDARD CHARACTER MARK
Serial Number	85127202
Filing Date	September 10, 2010
Current Basis	1A
Original Filing Basis	1A
Published for Opposition	August 27, 2013
Registration Number	4430719
Registration Date	November 12, 2013
Owner	(REGISTRANT) The Last Outlaws, Inc. CORPORATION TENNESSEE Suite C-3 1400 18th Avenue S. Nashville TENNESSEE 37212
Attorney of Record	Anton J. Hopen
Type of Mark	SERVICE MARK
Register	PRINCIPAL
Affidavit Text	SECT 15. SECT 8 (6-YR).
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OUTLAWS

Word Mark	OUTLAWS
Goods and Services	IC 041. US 100 101 107. G & S: Entertainment services in the nature of football games. FIRST USE: 20020300. FIRST USE IN COMMERCE: 20020500
Mark Drawing Code	(1) TYPED DRAWING
Serial Number	75555707
Filing Date	September 18, 1998
Current Basis	1A
Original Filing Basis	1B
Published for Opposition	May 15, 2001
Registration Number	2908875
Registration Date	December 7, 2004
Owner	(REGISTRANT) Texas Outlaws Cycling Team, Inc. CORPORATION TEXAS 111 Chimney Cove Dr. Marble Falls TEXAS 786543557
Attorney of Record	Deborah L. Lively
Type of Mark	SERVICE MARK
Register	PRINCIPAL
Affidavit Text	SECT 15. SECT 8 (6-YR). SECTION 8(10-YR) 20140401.
Renewal	1ST RENEWAL 20140401
Live/Dead Indicator	**LIVE**

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outlaws   ✕

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For almost half a decade, @D_Brenner11 was a staple in the World of Outlaws pit area with @SJMRacing17 and @Haudenschild_17.

Now he's off the road, starting a family, and creating a business, but still keeping racing involved.

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RACEDAY TIMES

The Outlaws invade the Posse's Palace tonight! 😎

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The Outlaws (2021 TV series) - Wikipedia

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Seven lawbreakers from very different backgrounds embark on their community payback sentences, which involve renovating a derelict building in Bristol. The group includes black civil rights activist Myrna, middle-class businessman John, indebted Christian, lawyer Greg, celebrity Lady Gabriella Penro…

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OUTLAWS | Official Trailer HD | A24 - YouTube


1:48

… director Stephen McCallum and starring Ryan Corr, Abbey Lee, Matt Nable, and Aaron Pederson. **OUTLAWS** — Now…

YouTube · A24 · Dec 20, 2018

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Alessia Cara - Outlaws (Official Audio) - YouTube


3:28

… jam for the cool record player. thought I'd incorporate it in this video because **outlaws** has a very old school, throwback feel t…

YouTube · AlessiaCaraVEVO · Aug 27, 2015

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The Outlaws (2017) - IMDb



Based on real events, this crime action film depicts a Seoul detective's attempts to keep. Play trailer ...

IMDb · Jun 28, 2019

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Outlaws (2017) - IMDb



1% is set within the primal underworld of **outlaw** motorcycle club gangs. It follows the heir to the throne of a motorcycle club who…

IMDb · Oct 8, 2018

twitter.com › outlaws

Houston Outlaws - Twitter



Overwatch. Overwatch League. San Francisco Shock. Houston



Outlaws. Blizzard Entertainment ; Esports. Philadelphia Fusion…

Twitter · Mar 22, 2009

0:45

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The Outlaws – Season 2 Official Trailer | Prime Video - YouTube



From Emmy winner Stephen Merchant (The Office UK, Extras) and Elgin James (Mayans M.C.) comes THE **OUTLAWS** Seaso…

YouTube · Prime Video · 1 week ago

2:24

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The Outlaws Trailer #1 | Movieclips Indie - YouTube



The **Outlaws** Trailer #1 (2017): Check out the new trailer starring Ma Dong-seok, Yoon Kye-sang, and Jo Jae-yoon! Be the first t…

YouTube · Rotten Tomatoes Indie · Oct 6, 2017

1:25

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